UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2026

001-43178

(Commission File Number)

FORT TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

325 Front Street West

2nd Floor

Toronto, Ontario M5V 2Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On November 11, 2026, Fort Technology Inc. (the “Company”) entered into securities purchase agreements (each, a “Purchase Agreement” and collectively, the “Purchase Agreements”) with institutional investors (each, an “Investor” and collectively, the “Investors”), pursuant to which the Company has the right, subject to the terms and conditions set forth therein, to issue and sell to each Investor, from time to time, unsecured convertible promissory notes (the “Notes”) in an aggregate principal amount of up to $10,000,000, such that the aggregate principal amount of Notes issuable under both agreements is up to $20,000,000, together with warrants to purchase the Company’s common shares, no par value (the “Common Shares”) (the “Warrants”).

Each Note will be purchased at a price equal to 90% of its principal amount, reflecting a 10% original issue discount. At the initial closing, which will occur on a date to be mutually agreed upon by the Company and the Investors (the “Initial Closing”), the Company will issue to each Investor a Note in the principal amount of $1,100,000 for a purchase price of $990,000. Commencing on the first day of the calendar quarter immediately following the Initial Closing, the Company may, at its sole discretion, require each Investor to purchase additional Notes at subsequent closings, in a principal amount not to exceed $1,100,000 during each calendar quarter; provided, however, that if the initial Note and each of the first seven additional Notes issued to an Investor are issued in the maximum principal amount permitted under the applicable Purchase Agreement, the principal amount of the eighth and final additional Note issued to such Investor may be up to $1,200,000. In addition, if at any time after the Initial Closing the daily trading volume of the Common Shares is at least 150% of the number of Common Shares then outstanding, the Company may request additional purchases, provided that the aggregate principal amount of Notes purchased by each Investor may not exceed $2,200,000 during the period from the Initial Closing through the last day of the calendar quarter in which the Initial Closing occurs, $1,100,000 during any calendar quarter thereafter (subject to the increased amount permitted for the eighth and final additional Note as described above), or $10,000,000 in the aggregate.

In consideration of the Investors’ commitment, the Company will pay each Investor a commitment fee of $500,000, payable on the date of the Initial Closing through the issuance of a number of Common Shares (the “Commitment Shares”) equal to $500,000 divided by the average of the daily volume-weighted average prices (“VWAP”) of the Common Shares during the three trading days immediately preceding the Initial Closing.

The Purchase Agreements contain customary representations and warranties of the Company and the Investors, including the Investors’ status as an “accredited investor.”

The Company has agreed to file with the Securities and Exchange Commission (the “SEC”), within 30 trading days following the Initial Closing, a registration statement on Form F-1 (or Form F-3, if eligible) covering the resale of the Commitment Shares and the Common Shares issuable upon conversion of the Notes and exercise of the Warrants, and to use its reasonable best efforts to cause such registration statement to be declared effective within 60 calendar days (or 90 calendar days in the event of a full review by the SEC) following the Initial Closing.

The Notes are unsecured, bear interest at a rate of 8% per annum (increasing to 14% per annum upon the occurrence and during the continuance of an Event of Default), and mature 28 months from the date of issuance, subject to extension at the option of the Investors. The principal and accrued interest are repayable in ten equal monthly installments commencing on the first day of each month following the 18-month anniversary of the issuance date. The Company may prepay the Notes, in whole or in part, at any time without premium.

The Investors may convert all or any portion of the outstanding amount of a Note into Common Shares at any time at a conversion price equal to the lower of (i) a fixed price equal to the closing price of the Common Shares on the trading day immediately preceding the issuance date of such Note (the “Fixed Price”) and (ii) 88% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable conversion date (the “Variable Price”), provided that the Variable Price may not be lower than a floor price equal to 20% of the Fixed Price (the “Floor Price”). If a Nasdaq rule establishing a minimum market value of listed securities requirement of at least $5,000,000 for companies listed on the Nasdaq Capital Market becomes and remains effective, and the Company’s market value of listed securities falls below $6,000,000 on any trading day, the Variable Price will thereafter equal 50% of the lowest daily VWAP during the applicable 20-trading-day period, subject to the Floor Price. The Fixed Price and Floor Price are subject to adjustment for share splits, combinations and similar events, and the Floor Price is subject to reduction upon certain issuances of Common Shares or convertible securities at a price below the then-applicable Floor Price, subject to customary exceptions. In addition, the Notes contain customary events of default, subject to applicable notice and cure periods.

Concurrently with the issuance of each Note, the Company will issue to each Investor a Warrant to purchase a number of Common Shares equal to 100% of the number of Common Shares issuable upon conversion of such Note, determined by dividing the principal amount of such Note by 88% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable closing date.

The Warrants are exercisable immediately upon issuance at an exercise price per share equal to the closing price of the Common Shares on the trading day immediately preceding the issuance date of such Warrant, subject to adjustments, and expire 60 months after the issuance date. If, following the registration effectiveness deadline, a registration statement covering the resale of the Warrant shares is not available, the Warrants may be exercised on a cashless basis.

An Investor will not have the right to convert any portion of a Note or exercise any portion of a Warrant if the Investor (together with such Investor’s affiliates and any persons acting as a group with such holder or any of such Investor’s affiliates, or whose beneficial ownership of Common Shares would otherwise be aggregated with the Investor’s) would beneficially own more than 4.99% of the Common Shares outstanding immediately after giving effect to such conversion or exercise.

The foregoing descriptions of the Purchase Agreements, the Notes and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreements, the form of Convertible Note and the form of Warrant, copies of which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report on Form 6-K and are incorporated herein by reference.

The securities described above (the “Securities”) were and will be issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities law.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company announced its entry into the Purchase Agreements and the transactions contemplated thereby in a press release issued on November 12, 2026, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated timing and amount of the initial and any additional closings under the Purchase Agreements and the filing and effectiveness of a resale registration statement. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including market conditions, the satisfaction of closing conditions, and the other risks described in the Company’s filings with the SEC, including but not limited to, the risks detailed in the Company’s Form 20-F registration statement (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026, and in subsequent filings with the SEC. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

This Report on Form 6-K, excluding the press release attached hereto as Exhibit 99.1, is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-299521), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
10.1	Form of Securities Purchase Agreement, dated November 11, 2026
10.2	Form of Unsecured Convertible Promissory Note
10.3	Form of Warrant
99.1	Press release titled: “Fort Technology Enters into Credit Facility Agreements for Up to $20 Million to Support its Data Center and E-Commerce Activities”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fort Technology Inc.

Date: November 12, 2026	By:	/s/ Avishay Rashuk
Avishay Rashuk
Chief Financial Officer

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